AOG INSTITUTIONAL FUND

Supplement dated February 13, 2025 to the

Prospectus and Statement of Additional Information (“SAI”)

each dated October 28, 2024

This Supplement provides new and additional information beyond that in, and should be read in conjunction with, the Fund’s Prospectus and SAI.

Acquisition of Adviser Assets

Alpha Omega Group, Inc. dba AOG Wealth Management (“AOG” or the “Adviser”), the investment adviser to the AOG Institutional Fund (the “Fund”), has announced an acquisition of substantially all of its assets, including its investment management business, by F.L. Putnam Investment Management Company, Inc., a Maine Corporation (“FLP”), in a transaction that is anticipated to close on or about February 28, 2025 (the “Transaction”). FLP is a registered investment advisor which provides discretionary and non-discretionary investment management, investment advisory, investment consulting, and financial planning services to a diverse clientele that includes individuals and their families as well as foundations, endowments, secondary schools, educational institutions, religious organizations, corporations, and other investment advisers.

The Adviser does not expect any interruption of the Fund’s daily business operations as a result of the Transaction. Following the completion of the Transaction and if approved by shareholders of the Fund, FLP will assume the role as investment adviser to the Fund. The Fund’s name will remain the same and the Fund will continue to operate as an interval fund. Frederick Baerenz will continue as President and as an interested trustee of the Fund. Mr. Baerenz will also be named an FLP Principal and Managing Director of Interval Funds. Aaron Rosen and Jim Ortlip, each a member of the Adviser’s investment committee, will also be named as Principals of FLP. Additionally, Mr. Rosen will continue to serve as the Fund’s Chief Investment Officer and will serve as a co-portfolio manager of the Fund with Michael Boensch, CFA, CAIA, Principal and Managing Director of Investment Manager Research at FLP. The Fund’s portfolio management team will continue to manage the Fund according to the same investment objective and strategies that have been employed by the Adviser since the Fund’s inception. Further, it is anticipated that the management fee rate payable by the Fund to FLP will remain the same and that FLP will continue to contractually waive and/or reimburse certain fees and expenses of the Fund.

New Investment Advisory Agreement

The Transaction will result in a termination of the existing investment management agreement between AOG and the Fund, in accordance with Section 15(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”). As a result, the Board of Trustees of the Fund unanimously approved a new investment management agreement between FLP and the Fund (the “New Management Agreement”). The Fund will solicit shareholder votes for approval of the New Management Agreement at a meeting called for that purpose. In connection with the Transaction, the Fund is relying on the safe harbor provided by Section 15(f) of the 1940 Act. The Fund anticipates that a proxy statement, a notice of the shareholder meeting and a proxy ballot with more information regarding the Transaction and the New Management Agreement will be mailed to shareholders of the Fund as soon as practicable.

This Supplement and the Fund’s Prospectus and SAI provide relevant information for all shareholders and should be retained for future reference.